

March 19, 2008

Money Market Fund

Ticker: SNIXX

Fund Type: Money Market

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Fees and Expenses

Management Fee*:	0.80%
Distribution (12b-1) Fee:	None
Other Expenses:	None
Short-Term Redemption Fee:	None
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

*Management fee represents contractual fee and does **not** reflect the Adviser's voluntary waiver of fees. Actual expenses are **lower** than those shown in the table because of voluntary fee waivers by the Adviser. As a result of the fee waiver, the actual management fee paid for the year ended March 31, 2007 by the Money Market Fund was 0.50% of the Fund's average daily net assets. After December 31, 2008, this voluntary fee waiver may be terminated at any time by the Adviser.

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.